Exhibit 99.2

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

VANC PHARMACEUTICALS INC.

1128-789 West Pender Street

Vancouver, BC

V6C 2V6 (the “Company”)

Item 2

Date of Material Change

December 30, 2015

Item 3

News Release

The news release was disseminated on December 30, 2015 by way of the facilities of Stockwatch and Market News.  Copies were also filed on SEDAR with the British Columbia Securities Commission and the Alberta Securities Commission.

Item 4

Summary of Material Change

The Company announced that Mr. Aman Parmar resigned as CFO and Director of the Company.  Mr. Arun Nayyar was appointed as a Director and Mr. Beukman was appointed as the CFO of the Company.  The Company also granted an aggregate of 400,000 stock options.

Item 5

Full Description of Material Change

5.1

Full Description of Material Change

The Company announced that it’s CEO Arun Nayyar joined the Board as Director with immediate effect.  Mr. Aman Parmar has resigned as CFO and Director from the Board. VANC expresses thanks to Mr. Parmar for his services and wishes him the very best for his future.  Mr. Rohit Prakash who had joined in September as Finance Controller would be managing the financial operations.  Mr. Eugene Beukman, Corporate Secretary will take on additional responsibility as CFO.  The Company has granted Four Hundred thousand Stock options at $0.40 per option to employees and Directors as per the regulatory guidelines.

5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

VANC Pharmaceuticals Inc.

Material Change Report

Dated January 4, 2016

Item 8

Executive Officer

Eugene Beukman, Director and Chief Financial Officer

Business Telephone:

604.687-2038

Facsimile:

604.687-3141

Item 9

Date of Report

January 4, 2016